UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ALAMOS GOLD INC.
--------------------------------------------------------------------------------
                                (NAME OF COMPANY)

                                  Common Shares
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   011 527 108
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                                 (CUSIP NUMBER)

         JOHN N. GALBAVY,                              with copy to:
   ASSISTANT CORPORATE SECRETARY                        John Bitner
       Hecla Mining Company                        Bell Boyd & Lloyd LLC

     6500 North Mineral Drive                      70 W. Madison Street
            Suite 200                                   Suite, 3100
       Coeur d'Alene, Idaho                          Chicago, Illinois
            83815-9408                                     60602
         (208) 769-4100                              (312) 372 - 1121

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                             January 17, 2005
--------------------------------------------------------------------------------
         (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                     -------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subsequent class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 011 527 108

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.    I.R.S. Identification Nos. of above
                                        persons (entities only).
         HECLA MINING COMPANY           82-0126240
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See instructions)
                                                                 (a) [ ] (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)   WC
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization    DELAWARE
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Number of Shares        7.       Sole Voting Power          0
Beneficially by Owned   --------------------------------------------------------
by Each Reporting       8.       Shared Voting Power        7,232,000
Person With             --------------------------------------------------------
                        9.       Sole Dispositive Power     0
                        --------------------------------------------------------
                        10.      Shared Dispositive Power   7,232,000
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person  7,232,000
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   9.4%
--------------------------------------------------------------------------------
14.      Type of Reporting Person   CO
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                                  Page 2 of 13

CUSIP No. 011 527 108

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.        I.R.S. Identification Nos. of above
                                            persons (entities only).
         2056672 ONTARIO LIMITED
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See instructions)
                                                                 (a) [ ] (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)    WC
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization    ONTARIO, CANADA
--------------------------------------------------------------------------------
Number of Shares        7.       Sole Voting Power          0
Beneficially by Owned   --------------------------------------------------------
by Each Reporting       8.       Shared Voting Power        7,232,000
Person With             --------------------------------------------------------
                        9.       Sole Dispositive Power     0
                        --------------------------------------------------------
                        10.      Shared Dispositive Power   7,232,000
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person  7,232,000
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   9.4%
--------------------------------------------------------------------------------
14.      Type of Reporting Person   CO
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                                  Page 3 of 13

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common shares ("Common Shares") of Alamos Gold Inc. ("Alamos"). The principal executive offices of Alamos are located at 110 Yonge Street, Suite 1503, Toronto, Ontario, Canada, M5C 1T4.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being jointly filed by Hecla Mining Company ("Hecla") and 2056672 Ontario Limited ("Hecla Subsidiary"). Hecla is a corporation organized under the laws of the State of Delaware, with its principal place of business located at 6500 North Mineral Drive, Suite 200, Coeur d'Alene, Idaho, 83815-9408. Hecla Subsidiary is organized under the laws of Ontario, Canada, and its registered office address is 181 Bay Street, Suite 1800, Toronto, Canada, M5J 2T9. Hecla is a domestic and international gold and silver producer with operations, development projects and exploration activities in the United States, Mexico and Venezuela. Because of the parent-subsidiary relationship, Hecla and Hecla Subsidiary share voting and dispositive power over such shares.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Hecla and Hecla Subsidiary are set forth in Schedule A attached hereto and incorporated by reference herein.

Neither Hecla nor Hecla Subsidiary nor any of its executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Hecla Subsidiary acquired all of the Common Shares with cash from working capital. Total consideration paid for the shares equals $25,921,960 Canadian dollars (approximately $20,932,389 US dollars).

ITEM 4. PURPOSE OF TRANSACTION

The Common Shares were acquired for investment purposes. Depending on future evaluations of the Common Shares, the business of Alamos and other factors including but not limited to general and economic factors, and subject to applicable legal and contractual restrictions, Hecla and Hecla Subsidiary may retain or, from time to time, increase their holdings or dispose of all or a portion of their holdings. Hecla and Hecla Subsidiary do not have any present plans or proposals which relate to or would result in: (a) the acquisition by them of additional securities of Alamos, or the disposition of securities of Alamos; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Alamos or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Alamos or any of its subsidiaries; (d) any change in the present board of directors or management of Alamos, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Alamos; (f) any other material change in Alamos' business or corporate structure; (g) changes in the Alamos' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Alamos by any person; (h) causing a class of securities of Alamos to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Alamos becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above; except in each case as provided in Items 6 and 7 below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Hecla and Hecla Subsidiary each may be deemed to be the beneficial owner of 7,232,000 Common Shares, which represents approximately 9.4% of the outstanding Common Shares. To the best of Hecla and Hecla Subsidiaries knowledge, none of their directors or executive officers owns any Common Shares of Alamos.

(b) The number of Common Shares of Alamos that may be deemed to be beneficially owned by Hecla and Hecla Subsidiary with respect to which there is (i) sole voting power is none (ii) shared voting power is 7,232,000, (iii) sole dispositive power is none and (iv) shared dispositive power is 7,232,000. Hecla Subsidiary is a wholly owned Canadian subsidiary of Hecla, which assists Hecla in the management and transaction of its business affairs in Canada.

(c) To the best of Hecla and Hecla Subsidiary's knowledge, none of their directors or executive officers have made any transactions in the Common Shares in the past 60 days. Hecla Subsidiary acquired 4,000,000 shares on January 17, 2005 through a broker over the Toronto Stock Exchange for $4.00 Canadian dollars (approximately $3.29 US dollars) per share.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Hecla and Alamos executed a non-disclosure agreement dated August 9, 2004 that contains certain provisions relating to the acquisition and voting of Common Shares which is attached hereto as Exhibit 2 and incorporated in its entirety herein. To the best of Hecla's and Hecla Subsidiary's knowledge, none of their directors or executive officers have any other contract, arrangement, understanding or relationship with any person with respect to any securities of Alamos.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Joint Filing Agreement dated the date of the filing.
Exhibit 2 - Non-disclosure agreement between Hecla and Alamos dated
            August 9, 2004.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigns certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005

Hecla Mining Company

By:   /s/ John N. Galbavy
      --------------------------------
      John N. Galbavy
      Assistant Corporate Secretary

2056672 Ontario Limited

By:   /s/ James G. Matthews
      --------------------------------
      James G. Matthews
      President, Secretary & Director

SCHEDULE A

The name, present principal occupation, address of business in which such principal occupation is conducted and citizenship of each director and executive officer of Hecla Mining Company ("Hecla") and 2056672 Ontario Limited ("Hecla Subsidiary") are set forth below. The business address for each person listed below is, unless otherwise noted, c/o Hecla Mining Company, 6500 North Mineral Drive, Suite 200, Coeur d'Alene, Idaho, 83815-9408.

                                                PRESENT PRINCIPAL          ADDRESS OF BUSINESS IN WHICH
       NAME                  TITLE                 OCCUPATION              PRINCIPAL OCCUPATION CONDUCTED        CITIZENSHIP
Phillips S. Baker,    President, Chief       President and Chief           See above.                            United States
Jr.                   Executive Officer &    Executive Officer of Hecla
                      Director
Ian Atkinson          Vice President -       Vice President -              See above.                            United Kingdom &
                      Exploration &          Exploration and Strategy                                            Canada
                      Strategy               of Hecla
Michael H. Callahan   Vice President -       Vice President - Corporate    See above.                            United States
                      Corporate              Development of Hecla
                      Development
Ronald W. Clayton     Vice President -       Vice President - North        See above.                            United States
                      North American         American Operations of
                      Operations             Hecla
Thomas F. Fudge,      Vice President -       Vice President -              See above.                            United States
Jr.                   Operations             Operations of Hecla
Vicki Veltkamp        Vice President         Vice President - Investor     See above.                            United States
                      Investor Relations     Relations of Hecla
Lewis E. Walde        Vice President and     Vice President and Chief      See above.                            United States
                      Chief Financial        Financial Officer of Hecla
                      Officer
Arthur Brown          Chairman of the        Chairman of Hecla             See above.                            United States
                      Board
David J.              Director of Hecla      Consultant                    3916 Kingridge Drive
Christensen                                                                San Mateo, CA 94403
John E. Clute         Director of Hecla      Professor of Law, Gonzaga     721 N. Cincinnati St.                 United States
                                             University School of Law      Spokane, WA 99220
Joe Coors, Jr.        Director of Hecla      Retired                       2981 Kendrick St.                     United States
                                                                           Golden, CO 80401
Ted Crumley           Director of Hecla      Executive Vice President &    1111 West Jefferson Street            United States
                                             CFO - OfficeMax               Boise, ID 83728
Charles L. McAlpine   Director of Hecla      Retired                       17 Britton Trail                      Canada
                                                                           Aurora, Ontario L4G 7S8
                                                                           Canada
Jorge E. Ordonez C.   Director of Hecla      President & Chief             Ave. Paseo Palmas 735 - 205           Mexico
                                             Executive Officer of          Torre Palmas
                                             Ordonez Professional, S.C.    Lomas de Chapultepec
                                                                           11000, Mexico, D.F.
Dr. Anthony P.        Director of Hecla      President, Chief Executive    970 Caughlin Crossing, Suite 100      United Kingdom
Taylor                                       Officer & Director of Gold    Reno, NV 89509
                                             Summit Corporation
James G. Matthews     President,             Attorney                      1800- 181 Bay St., BCE Pl, Box 754    Canada
                      Secretary &                                         Toronto, ON, Canada M5J 2T9 Canada
                      Director of Hecla
                      Subsidiary

                                    Exhibit 1
                             JOINT FILING AGREEMENT

Pursuant to paragraph (iii) of Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that the statement on
Schedule 13D to which this Agreement shall be attached as an exhibit, including all amendments thereto, shall be filed with the Commission on behalf of each of the undersigned.

Dated: January 25, 2005

Hecla Mining Company

By:   /s/ John N. Galbavy
      -------------------------------
      John N. Galbavy
      Assistant Corporate Secretary

2056672 Ontario Limited

By:   /s/ James G. Matthews
      -------------------------------
      James G. Matthews
      President, Secretary & Director

                                    Exhibit 2

                            Non-Disclosure Agreement




                                ALAMOS GOLD INC.
                            #1503 - 110 YONGE STREET
                            TORONTO, ONTARIO M5C 1T4
                                 (416) 368-9932

                                                                  August 9, 2004

Dear Sirs:

RE:      ALAMOS GOLD INC. - SALAMANDRA PROPERTY, MEXICO
         NON-DISCLOSURE AGREEMENT

         Further to our recent discussions, Hecla Mining Company and its affiliates (hereinafter with its associates referred to as "Hecla" or "you"), has expressed an interest in reviewing certain information that is in written or digital form relating to Alamos Gold Inc.'s ("we" or "our") Salamandra Property located in Sonora, Mexico (the "Property").

         We are a publicly traded company with our shares listed on The Toronto Stock Exchange. Accordingly, there are numerous parties who have an interest in the manner in which you deal with any confidential information about us or pertaining to the Property including, without limitation, financial information, reports, records, assay results, calculation, maps, charts, samples, core, documents and all other information or data ("Evaluation Material") which may be provided to you by Alamos Gold Inc., or its subsidiaries (hereinafter referred to as "Alamos" or "us").

         You have represented to us that you are acting as principal in connection with your review of the Evaluation Material and not as agent or broker for any other person. In consideration of Alamos disclosing, or causing to be disclosed, such information or data to you, you and we hereby agree to the terms and conditions set forth below.

1. You agree that any Evaluation Material furnished or to be furnished to you by or on behalf of Alamos is confidential and proprietary to us and will not be duplicated, retained or distributed by you, and that such Evaluation Material will remain our property and will be kept confidential by you provided, however, that disclosure of such Evaluation Material may be made to Hecla's legal, financial, investment and technical advisors or others which Alamos may specifically consent in writing from time to time.

2. You are hereby acknowledge that you are aware (and that your agents who are apprised of this matter have been, or upon becoming so apprised will be, advised) of the restrictions imposed by the securities laws and other applicable domestic and foreign laws relating to the possession and use of material non-public information about a public company including, without limitation, trading in securities of a public company. You will be responsible for any unauthorized use or disclosure of Evaluation Material by your

Affiliates and agents and we will not be required to first assert claims against such persons as a condition of seeking or obtaining a remedy against you.

3. This Agreement shall terminate or be inoperative as to particular portions of the Evaluation Material only if such Evaluation Material:

         a. becomes generally available to the public other than as a result of a disclosure by you or your agents; or

         b. is in the public realm at the time of the disclosure of such Evaluation Material by Alamos to you or later becomes generally known, in either case other than as a result of disclosure in violation of the terms of this agreement by you or your agents after the date hereof; or

         c. was developed by you independent of any disclosure by Alamos or was available to you on a non-confidential basis prior to its disclosure by Alamos; or

         d. becomes available to you on a non-confidential basis from a person other than Alamos provided that you and (so far as you are aware after reasonable inquiry) that person are not in violation of a confidentiality obligation owed to Alamos of which you have been made aware; or

         e. is required to be disclosed by law, provided you give us immediate notice of such requirement so that we can seek a protective order or other protection against disclosure, with respect to which you will use your best efforts to assist us, providing always that nothing in this agreement will prevent you from good faith compliance with your disclosure obligations under applicable securities law.

4. Alamos shall not be deemed to make or have made any representation or warranty as to title to or ownership of the Property or to the accuracy or completeness of any Evaluation Material furnished hereunder and shall have no obligation to revise or update any Evaluation Material previously provided to you hereunder. Our delivery of Evaluation Material to you now in existence is being made on an AS IS basis and in its current condition. You agree that neither Alamos nor any agent of Alamos shall have any liability to you or any of your Affiliates (as hereinafter defined) and agents resulting from the use, in accordance with the provisions hereof, of the Evaluation Material by you and your agents. Evaluation Material relating to our Property may be subject to confidentiality requirements imposed under agreements with third parties, and disclosure of the same to you may require a prior agreement from you agreeing to be bound to such third parties in accordance with such confidentiality requirements.

5. In addition, except as required by applicable law or stock exchange listing agreements as such requirements are determined by its counsel, you agree that, without the prior written consent of Alamos, neither you nor your Affiliates and agents will disclose to any person either the fact that discussions or negotiations are taking place concerning a Transaction involving you and Alamos or any of the terms, conditions or other facts with respect to any such possible transaction including the status thereof.

6. You, for yourself, your successors and assigns, further agree that for a period of two years from the date of this agreement, neither you nor any of your Affiliates or agents (regardless of whether such person or entity is an Affiliate or agent on the date hereof) will, without the prior approval of a majority of the directors of Alamos who are independent of your company or any such Affiliate or agent:

         a. acquire, directly or indirectly, by purchase or otherwise, individually or jointly or in concert with any other person (as that expression is used in the SECURITIES ACT (British Columbia), any voting securities or securities convertible into or exchangeable for voting securities, or direct or indirect rights or options to acquire any voting securities, of Alamos representing more than 10% of the outstanding voting securities of Alamos without our prior written consent;

         b. directly or indirectly, make, or in any way participate, in any solicitation of proxies to vote, or seek to advise or influence any other person with respect to the voting of any voting securities of Alamos;

         c. form, join or in any way participate in a "group" within the meaning of the United States Securities Exchange Act of 1934, as amended, with respect to any voting securities of Alamos; or

         d. otherwise act alone or in concert with others to seek to control the management, board of directors or corporate policies of Alamos.

7. You acknowledge that Alamos would not have an adequate remedy at law for money damages in the event that this agreement was not performed in accordance with its terms and therefore agree that Alamos shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled, at law or in equity.

8. If you desire to visit any area comprised in the Property which is not included in your initial visit, you will notify us in writing and we will use reasonable efforts to arrange a site visit in the company of our representatives. Any information obtained by you as a result of such visit will be deemed part of the Evaluation Material. You will bear your own costs and expenses in connection with any site visit and assume risk of harm to your person and property, except to the extent caused by negligent, reckless or intentional misconduct of Alamos or its authorized representatives during such site visit.

9. You agree to defend, indemnify and hold Alamos harmless from any and all liability arising from your unauthorized disclosure of Information by you to a third party. You further agree to defend, indemnify, and hold Alamos harmless from any and all liability arising:

         a. from injury to you or your representatives or harm to your or your representative's property incurred during the course of any visit to the Property except to the extent caused by negligent, reckless or intentional misconduct or Alamos or its authorized representatives; and

         b. from injury to person or property of Alamos, its employees, or agents, or any third party, arising from your negligent acts or omissions during any such visit.

10. It is further understood and agreed that no failure or delay by Alamos in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other right, power or privilege hereunder.

11. You agree to comply with applicable federal, state, and local safety regulations and the rules and requirements during the course of any such visit.

12. The term "person" as used herein shall be interpreted very broadly and shall include without limitation any corporation, company, partnership or individual. The terms "affiliate and associate" shall have the meaning set forth in the SECURITIES ACT (British Columbia).

13. This agreement shall be governed and construed in accordance with the laws of the Province of British Columbia and any proceeding relating to or arising as a consequence of this agreement will be commenced or maintained only in the Courts of British Columbia to which Courts each party hereby irrevocably attorns.

14. This agreement is in addition to, and not in substitution for or in derogation of, Alamos's rights at law or in equity arising in any way in connection with the disclosure of Evaluation Material by Alamos in connection with the Transaction.

15. If any covenant or provision herein is determined to be void or unenforceable in whole or in part it shall be deemed to be severable and it shall not affect or impair the enforceability or validity of any other covenant or provision of this agreement or any part thereof.

16. No waiver of any particular requirement hereunder shall be construed as a general waiver of this agreement and any failure or delay by Alamos in enforcing its rights with respect to any particular breach of this agreement shall not limit or affect the rights of Alamos to enforce such rights with respect to any other breach of this agreement.

17. You hereby represent and warrant to us that the person executing this agreement on your behalf has the authority to act for and to bind you to this agreement and this agreement shall be binding on you and your successors and assigns.

18. If you are in agreement with the foregoing, please sign and return one copy of this letter, which will then constitute our agreement with respect to the subject matter hereof as of the date first written above.

                                                Yours truly,

                                                ALAMOS GOLD INC.

                                                Per:

                                                /s/ John A. McCluskey
                                                -------------------------------
                                                Authorized Signatory

Confirmed and Agreed to by:

HECAL MINING COMPANY


Per: /s/ Michael H. Callahan
     --------------------------------------
     Michael H. Callahan
     Vice President - Corporate Development



                                  Page 13 of 13